Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT

FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2006

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Income Statements (unaudited)

(in thousands)

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2005	2006	2005	2006
Revenue	3	£58,871	£60,413	£179,708	£178,905
Cost of sales		(33,495)	(36,470)	(104,119)	(107,186)

Gross profit		25,376	23,943	75,589	71,719

Distribution costs		(2,323)	(2,337)	(7,597)	(7,563)
Administrative expenses		(9,635)	(13,126)	(36,814)	(40,364)

		(11,958)	(15,463)	(44,411)	(47,927)

Operating profit		13,418	8,480	31,178	23,792
Finance revenue		160	335	792	1,523
Finance charges		(10,505)	(4,266)	(32,637)	(11,864)

Profit/(loss) before tax		3,073	4,549	(667)	13,451
Tax (charge)/benefit	4	(1,923)	(457)	(1,033)	1,643

Profit/(loss) for the period		£1,150	£4,092	£(1,700)	£15,094

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2004	£101	£23,062	£(2,398)	£(239,870)	£(219,105)
Gain on cash flow hedge taken to equity	—	—	3,055	—	3,055
Transfers to consolidated income statement on cash flow hedge	—	—	256	—	256
Loss for the period	—	—	—	(1,700)	(1,700)
Share-based payment	—	1,340	—	—	1,340

At September 30, 2005	£101	£24,402	£913	£(241,570)	£(216,154)

At December 31, 2005	£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity	—	—	(3,174)	—	(3,174)
Transfers to consolidated income statement on cash flow hedge	—	—	(90)	—	(90)
Profit for period	—	—	—	15,094	15,094
Share-based payment	—	258	—	—	258

At September 30, 2006	£101	£25,409	£(1,356)	£(216,784)	£(192,630)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2005	September 30, 2006
		(unaudited)
Non current assets
Intangible assets, net	£1,296	£1,596
Property, plant and equipment, net	129,005	125,533
Investment in associate	4	163
Retirement benefit asset	1,106	971
Derivative financial instrument	1,245	—
Trade and other receivables (including amounts receivable from related parties of £nil and £26,844, respectively)	3,669	29,528
Deferred tax asset	8,148	11,284

	144,473	169,075

Current assets
Trade and other receivables (including amounts receivable from related parties of £4,526 and £1,338, respectively)	59,954	44,067
Deferred tax asset	5,693	4,656
Derivative financial instrument	415	—
Cash and cash equivalents	44,847	28,372

	110,909	77,095

Total assets	£255,382	£246,170

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,704 and £7,141, respectively)	£(68,486)	£(66,117)
Senior secured notes	(13,997)	(2,945)
Deferred revenue	(30,823)	(32,228)
Provisions	(2,980)	(2,726)
Obligations under finance leases	(6,681)	(6,917)
Derivative financial instrument	—	(466)

	(122,967)	(111,399)

Non current liabilities
Trade and other payables	—	(668)
Senior secured notes	(195,097)	(197,664)
Deferred revenue	(103,850)	(99,148)
Retirement benefit obligation	(2,922)	(2,719)
Provisions	(11,603)	(5,417)
Obligations under finance leases	(23,661)	(20,737)
Derivative financial instrument	—	(1,048)

	(337,133)	(327,401)

Total liabilities	(460,100)	(438,800)

Net liabilities	£(204,718)	£(192,630)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,151	25,409
Hedging reserve	1,908	(1,356)
Accumulated deficit	(231,878)	(216,784)

Total Equity	£(204,718)	£(192,630)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2005	2006
Operating activities:
(Loss)/profit for the period	£(1,700)	£15,094
Adjustments for:
Finance costs, net	31,845	10,341
Income tax	1,033	(1,643)
Depreciation of property, plant and equipment	13,457	16,190
Amortization of intangible assets	474	824
Share based payment expense	1,340	258
Loss/(gain) on disposal of property, plant and equipment	407	(79)
Increase/(decrease) in provisions	1,716	(6,780)
Other	(103)	(227)

Operating cash flows before movements in working capital	48,469	33,978
Decrease in trade and other receivables	3,735	16,587
Decrease in trade and other payables	(15,240)	(10,575)

Cash generated from operations	36,964	39,990
Interest paid	(12,896)	(13,973)

Net cash provided by operating activities	£24,068	£26,017

Investing activities:
Interest received	£865	£2,607
Proceeds from disposal of property, plant and equipment	10	8
Purchase of property, plant and equipment	(7,197)	(13,510)
Loans granted to related parties	—	(43,835)
Loan repayments received from related parties	—	16,114

Net cash used in investing activities	£(6,322)	£(38,616)

Financing activities:
Repayment of capital elements under finance leases	£(4,761)	£(3,876)

Net cash used in financing activities	£(4,761)	£(3,876)

Net increase/(decrease) in cash and cash equivalents	£12,985	£(16,475)
Cash and cash equivalents at the beginning of period	21,193	44,847

Cash and cash equivalents at the end of period	£34,178	£28,372

Non cash investing activities:
Capital lease and debt obligations incurred	£506	£2,195

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company incorporated under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“Bidco”), a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2005 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three and nine month periods ended September 30, 2006 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2005 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and nine months ended September 30, 2005 and 2006 consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Provision of telecommunication services	£57,664	£59,229	£176,042	£175,271
Long term indefeasible rights to use (“IRU”) agreements	1,207	1,184	3,666	3,634

Revenue from customers	58,871	60,413	179,708	178,905
Finance revenue	160	335	792	1,523

Total revenue	£59,031	£60,748	£180,500	£180,428

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located within the UK and other GC Group companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Enterprise	£54,175	£54,963	£165,941	£163,085
Carrier data	4,339	4,195	12,330	12,207

	58,514	59,158	178,271	175,292

Carrier voice	232	1,130	1,063	3,239

Revenue from third party customers	58,746	60,288	179,334	178,531
Revenue from group companies	125	125	374	374

Revenue from customers	£58,871	£60,413	£179,708	£178,905

In prior period consolidated financial statements and related notes included within the Company’s annual and quarterly reports on Forms 20-F and 6-K, respectively, revenue from group companies was included within carrier data revenue, and not separately identified.

4. Taxation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Current income tax:
Current income tax charge	£—	£(457)	£—	£(457)
Deferred income tax:
Relating to origination and reversal of temporary differences	(1,923)	—	(1,033)	2,100

Income tax (charge)/benefit	£(1,923)	£(457)	£(1,033)	£1,643

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

5. Analysis of changes in net debt

	Cash and Cash Equivalents	Finance Leases	Senior Secured Notes
	(in thousands)
At December 31, 2005	£44,847	£(30,342)	£(209,094)
Cash flows	(16,475)	3,876	—
Other changes	—	(1,188)	8,485

At September 30, 2006	£28,372	£(27,654)	£(200,609)

As required by the indenture governing the senior secured notes (the “Indenture”), within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, up to the purchase date, with 50% of “Designated GCUK Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006 with no senior secured notes tendered.

As of September 30, 2006, the Company estimates that it will offer to purchase for cash up to approximately £2.9 million in principal amount of the senior secured notes under the Annual Repurchase Offer for the 12 months ended December 31, 2006. Any such offer is required to be made within 120 days of such date.

In these unaudited condensed consolidated financial statements, any movements in foreign exchange associated with the US dollar denominated senior secured notes has been included within finance charges.

6. Provisions

	Dilapidations	Facility closures	Total
	(in thousands)
Balance at December 31, 2005	£5,272	£9,311	£14,583
Amounts charged to the condensed consolidated income statement	159	—	159
Adjustment from unwinding of discount	99	241	340
Change in estimated liability	(4,805)	—	(4,805)
Utilized in the period	—	(2,134)	(2,134)

Balance at September 30, 2006	£725	£7,418	£8,143

Facility closures

As a result of the slowdown in the telecommunications industry, GCL’s Board of Directors approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. Restructuring charges for all periods are included in administrative expenses in the condensed consolidated income statement. The table above details the movements in the restructuring reserve for the nine months ended September 30, 2006.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

This discounted facilities closures provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £37.6 million as of September 30, 2006), offset by the discounted anticipated receipts from existing and future third-party subleases. As of September 30, 2006, anticipated third-party sublease receipts were £30.2 million, representing £22.3 million from subleases already entered into and £7.9 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

Dilapidations

The dilapidations provision is the estimated costs required to return leased properties to their original state in accordance with the respective third party lease agreements based on the estimated present value of the obligation utilizing an appropriate discount rate. The Company has entered into various property leases that primarily expire between 1 and 113 years from the balance sheet date.

During the three and nine months ended September 30, 2006, the Company revised its estimated costs to return the leased properties to their original state. The change in estimated liability was £4.8 million and recorded as a reduction of the dilapidations provision and property, plant and equipment, net.

7. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. The Company provides capacity and other services on its network to the GC Group, and certain of its personnel and directors may have functional responsibilities for both its business and the GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group.

The costs of these functions and services have been historically allocated on the basis that the GC Group believes is a reasonable reflection of the utilization of each service provided or the benefit received by each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

In connection with its recapitalization during the fourth quarter of 2004, the Company formally entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004, to document the way these relationships are governed and to formalize the method of payment for the services. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that had previously informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each intercompany agreement, which may be terminated (i) at the request of any party to such agreement with one year’s prior written notice, (ii) immediately

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

in the event of a change of control as defined in the Indenture, or (iii) upon the maturity, redemption or defeasance of the senior secured notes, in each case pursuant to the terms of the Indenture.

To the extent permitted by the terms of the Indenture, and by English law, GCUK is permitted to loan cash to GCL and other Group companies.

There were no loans due to or from Group Companies at December 31, 2005. On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”). As at September 30, 2006, there were loans of US$50.4 million (equivalent to £26.8 million as at September 30, 2006) due from Group Companies. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted and defined under the Indenture and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the senior secured notes. GCUK also made loans to other Group Companies of US$30.4 million in April 2006 which were repaid in May 2006. In the three months ended September 30, 2006, total finance revenue of £0.2 million (being interest income of £0.9 million, less a foreign exchange loss of £0.7 million) has been recognized in the condensed consolidated income statement in respect of these loans. In the nine months ended September 30, 2006, total finance revenue of £0.7 million (being interest income of £1.5 million, less a foreign exchange loss of £0.8 million) has been recognized in respect of these loans. There were no loan balances due to Group Companies as at September 30, 2006. Details of trading balances with Group Companies are shown below.

There have been no material changes in the nature of the related party transactions with Group Companies during the nine months ended September 30, 2006. The nature of these transactions, excluding the recognition of deferred revenue, are described in the audited consolidated financial statements and related notes included within the Company’s annual report on Form 20-F. See note 3 for further information on revenue from Group Companies.

The following presents a summary of the total (income for)/cost of the services included in revenue (1), cost of sales(2) and administrative expenses(3) in the condensed consolidated income statements for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Recognition of deferred revenue(1)	£(125)	£(125)	£(374)	£(374)
Corporate services(3)	(1,086)	2,093	3,371	5,908
Shared resources(3)	248	90	709	496
Voice termination services(2)	(555)	(146)	(3,587)	(1,293)
Leased asset income(2)	—	(710)	—	(2,060)
Other transactions(3)	225	53	267	147

	£(1,293)	£1,255	£386	£2,824

As at December 31, 2005 and September 30, 2006, the intercompany receivables balances, excluding loans, were £4.5 million and £1.3 million, respectively, and intercompany payables balances were £6.7 million and £7.1 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

8. Contingencies

UK Office of Fair Trading

In 2002, an investigation was commenced by the United Kingdom Office of Fair Trading (“OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement collectively to boycott a location within the UK as a location for the landing of subsea telecommunications cables. The Company responded to that investigation in 2002 denying the allegation.

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to that investigation in October 2003, denying that it had engaged in any illegal activities. The Company cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By a letter dated January 24, 2006, the OFT notified the Company that it had provisionally decided to close both investigations. In a letter dated June 23, 2006, the OFT formally notified the Company that it was terminating its investigation.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s condensed consolidated balance sheets, condensed consolidated income statements or condensed consolidated cash flow statements.

9. Contractual obligations

Operating leases—The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 113 years, with renewal options contained within some contracts.

The Company incurs lease costs on a property in London, although Global Crossing Pan European Crossing Networks B.V (“Global Crossing PEC Networks”) and Global Crossing Pan European Crossing UK Ltd (“GC PEC UK”) are contractually liable for these. The directors confirm that, as the property’s beneficiary, it is the Company’s intention to continue to meet all contractual costs on this property on behalf of GC PEC UK and GC PEC Networks and, accordingly, the commitment has been treated in these accounts as if it were the Company’s lease. Any lease income associated with this property is treated as income by the Company.

The following table presents a schedule of future minimum lease commitments payable under non-cancellable operating leases as at September 30, 2006.

Operating leases
(in thousands)
Within 1 year	£14,531
Between 1 to 2 years	13,845
Between 2 to 3 years	11,752
Between 3 to 4 years	9,346
Between 4 and 5 years	7,246
Greater than 5 years	46,362

£103,082

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

Operating leases—the Company as lessor

The following table presents a schedule of future minimum lease commitments receivable under non-cancellable operating leases as at September 30, 2006.

Operating leases
(in thousands)
Within 1 year	£3,003
In the second to fifth years inclusive	11,753
After 5 years	7,153

£21,909

The future minimum lease commitment receivables include receipts from Group Companies of £19.3 million. All of the leases have payment commitments ranging from 1 to 25 years.

The schedules of future minimum lease commitments above do not include lease obligations related to the restructured properties.

Purchase commitments

The Company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2008. Some of these access commitments require the Company to maintain minimum monthly volumes and/or billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors, including £7.4 million of committed, future capital expenditure, which are expected to be fulfilled within one year.

The following table summarizes the Company’s purchase commitments, as described above, at September 30, 2006:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£20,295	£28,892	£7,284	£1,815	£58,286
Third-party maintenance services	12,159	8,880	393	1,669	23,101
Other purchase commitments	12,280	—	—	—	12,280

Total	£44,734	£37,772	£7,677	£3,484	£93,667

10. Subsequent events

On October 11, 2006, GCL announced that, in response to its September 14, 2006 offer to shareholders of Fibernet Group Plc (“Fibernet”), it had received acceptances as to 91 percent of Fibernet's issued shares and had declared the offer unconditional and thereby taken control of Fibernet. After all of the remaining shares are acquired through the UK's compulsory share acquisition process, the aggregate consideration will total approximately £50 million of cash. Fibernet is a leading provider of specialist telecommunications services to large enterprises and other telecommunications and internet service companies primarily located in the United Kingdom and Germany. As a result of the acquisition, the GC Group is expected to expand its presence as a

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

leading provider of telecommunications services in those markets and reduce costs through synergies. The results of Fibernet’s operations will be included in GCL’s consolidated financial statements as of October 11, 2006. GCL is in the process of obtaining a third-party valuation of certain assets and liabilities to assist in the allocation of the purchase price. The GC Group has obtained a financing commitment from ABN Amro Bank N.V. for up to approximately £50 million to refinance the Fibernet acquisition. The Company expects to acquire Fibernet, excluding its German business operations. Integration of the Fibernet business with that of GCUK is expected to be completed within the next 12 to 18 months.

11. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Such differences involve methods for measuring the amounts in the condensed consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between IFRS and US GAAP applicable to the Company are quantified and described below. A more detailed discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with IFRS from the principles, practices and methods generally accepted in the United States of America is included within the Company’s 2005 annual report on Form 20-F. There have been no new material variations between IFRS and US GAAP accounting principles, practices and methods used in preparing these condensed consolidated financial statements subsequent to this.

Condensed consolidated profit/(loss) and condensed consolidated shareholder’s equity

The effects of the application of US GAAP on the condensed consolidated profit/(loss) are set out below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Profit/(loss) under IFRS	£1,150	£4,092	£(1,700)	£15,094
Push down of fresh start accounting:
Deferred income	(1,143)	(1,141)	(3,355)	(3,423)
Long term IRU agreements	274	(87)	(274)	(261)
Restructuring costs	43	(356)	55	(181)
Pensions	(5)	—	(13)	1
Dilapidation provisions	81	34	244	100
Share-based compensation	(55)	(34)	(171)	(223)
Income taxes	(222)	—	(951)	(2,542)

Income/(loss) under US GAAP	£123	£2,508	£(6,165)	£8,565

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

The effects of the application of US GAAP on the condensed consolidated shareholder’s equity are set out below:

	December 31, 2005	September 30, 2006
	(in thousands)
Equity under IFRS	£(204,718)	£(192,630)
Push down of fresh start accounting:
Reset equity	88,076	88,076
Deferred income	(10,975)	(14,398)
Amortization of intangibles	(1,444)	(1,444)
Long term IRU agreements	(760)	(1,021)
Restructuring costs	4,126	3,945
Pensions	(22)	(21)
Dilapidation provisions	319	419
Income taxes	(8,905)	(8,733)

Equity under US GAAP	£(134,303)	£(125,807)

Condensed consolidated statements of other comprehensive income

The following presents the Company’s condensed consolidated statements of comprehensive income prepared in accordance with US GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Income/(loss) under US GAAP	£123	£2,508	£(6,165)	£8,565
Other comprehensive income:
Unrealized gain/(loss) on derivative financial instrument	221	169	3,311	(3,264)

Comprehensive income/(loss) under US GAAP	£344	£2,677	£(2,854)	£5,301

There are no material tax effects related to the items included above.

Additional US GAAP Disclosures

Share-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment,” (“SFAS 123R”) using the modified prospective method. SFAS 123R requires all share-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Prior to the adoption of SFAS 123R, stock-based compensation expense was recognized using the fair value provisions of SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) which the Company adopted on December 9, 2003. The fair value method under SFAS 123R is similar to the fair value method under SFAS 123 with respect to measurement and recognition of stock-based compensation expense, except that SFAS 123R requires an estimate of future forfeitures whereas SFAS 123 permitted recognizing the impact of the forfeitures as they occur. As the Company estimated the impact of future forfeitures for the majority of its share-based payment plans upon adoption of SFAS 123, the impact on the Company’s consolidated results of operations or financial position of adopting SFAS 123R over

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(Continued)

the remaining service period is not considered to be significant. SFAS 123R also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the consolidated statement of cash flows.

The Company recognized an expense of £0.5 million and income of £0.2 million of non-cash stock related expenses for the three months ended September 30, 2005 and 2006, respectively, and £1.5 million and £0.4 million for the nine months ended September 30, 2005 and 2006, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

During the nine months ended September 30, 2006, certain management employees of the Company were awarded an aggregate of 12,100 restricted stock units which vest on March 7, 2009 and 14,500 performance share opportunities which vest on December 31, 2008. Each performance share grantee can earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2006 and 2007 earnings, cash use, and adjusted gross margin attributable to GCL’s enterprise, carrier data and indirect channel segment. The 2007 portion of these measures will be based on the 2007 business plan when approved by the Board of Directors of GCL.

During the nine months ended September 30, 2006, the Board of Directors of GCL adopted the 2006 Annual Bonus Program (the “2006 Bonus Program”). The 2006 Bonus Program is an annual bonus applicable to substantially all non-sales employees of the Group, which is intended to retain such employees and to motivate them to help the Group achieve its financial goals. Each participant is provided a target award under the 2006 Bonus Program expressed as a percentage of base salary. Actual awards under the 2006 Bonus Program will be paid only if GCL achieves specified earnings and cash flow goals. Bonus payouts under the 2006 Bonus Program will be made half in cash and half in fully vested shares of common stock of GCL; provided that the Compensation Committee of the Board of Directors of GCL retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee and the Board of Directors of GCL. During the third quarter of 2006, the Company reduced its annual bonus program accrual to £nil.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2005 annual report on Form 20-F.

All references in this quarterly report to:

•	“we,” “us,” “our,” the “Company” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries;

•	the “issuer” refer to Global Crossing (UK) Finance PLC, a company incorporated under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% US dollar denominated senior secured notes and the 11.75% sterling denominated senior secured notes guaranteed by us and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company incorporated under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Bidco,” “our immediate parent” and “our immediate parent company” refer to Global Crossing (Bidco) Limited, a company incorporated under the laws of England and Wales and our direct parent company by which we are directly wholly owned, and which is indirectly wholly owned by GCL;

•	“group companies” and “GC Group” refers to the group of companies owned directly or indirectly by GCL, including us;

•	“2005 annual report” and “annual report” refer to the annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 18, 2006; and

•	“senior secured notes” and “notes” refer to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on December 23, 2004 and to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on September 26, 2005 pursuant to the registered exchange offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate or anticipated regulatory changes in the markets in which we operate or intend to operate. Forward looking statements relate to future, not past, events and often contain words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “seek” or “will.”

Our forward-looking statements include statements relating to our future levels of revenues. In connection with the acquisition of Fibernet by our affiliate, GC Acquisitions, our parent, GCL, made certain projections and estimates of revenue and EBITDA contribution expected from Fibernet, the expected integration and associated costs of the Fibernet acquisition, and estimates of projected operating cost and capital expenditure reductions expected to occur as a result of the Fibernet acquisition, and other estimations or projections of future financial results of GCUK and Fibernet and synergies expected to be achieved by the integration of their operations. In each case, forward-looking statements by their nature address matters that, to different degrees, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurances that the events described in forward-looking statements will occur, and actual results could differ materially from those suggested by the forward-looking statements. As a result, you should not place undue reliance on any forward-looking statements by us, our parent or our affiliates. These uncertainties may cause our actual future results to differ materially from those expressed in our forward-looking statements. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Important factors that could cause these differences include, but are not limited to:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the level of competition in the marketplace;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	the covenants in our Indenture restrict our financial and operational flexibility;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of next generation products;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent, and the determination of how these costs are shared;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation;

•	we may encounter difficulties in integrating acquired businesses and realizing anticipated operational and capital expense synergies; and

•	acquired businesses may have weaknesses in internal controls, and we may encounter difficulties in integrating internal controls of acquired businesses with our own internal controls.

The foregoing cautionary discussion of risks and uncertainties related to our business summarizes factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. In addition, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 6-K and 20-F.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

Third Quarter 2006 Highlights

During the third quarter of 2006, our net profit increased by £2.9 million to £4.1 million from a profit of £1.2 million in the third quarter of 2005. The increase is primarily due to a £6.4 million decrease in net finance charges. This decrease is a result of favorable foreign exchange movements related to our US dollar denominated senior secured notes, together with the receipt of interest in respect of intercompany loans made in the second quarter of 2006. This was offset by higher cost of access and administrative expenses in the third quarter of 2006 due to one time benefits in the third quarter of 2005, as described below.

Revenues for the third quarter of 2006 increased by 3% compared with the third quarter of 2005. This was primarily due to additional revenues from the British Council and MTS contracts and from other recently signed contracts such as the Crown Prosecution Service. These gains were offset by (i) the continuing run off of contract losses with Her Majesty’s Revenue and Customs (“HMRC”, into which Her Majesty’s Customs and Excise merged) and the Department for Work and Pensions (“DWP”), and (ii) pricing reductions for certain telecommunication services. We also experienced growth in carrier voice revenue as a result of increased sales volumes from new and existing customers, including contract novations from GCE.

On October 11, 2006, GCL announced that, in response to its September 14, 2006 offer to shareholders of Fibernet Group Plc (“Fibernet”), it had received acceptances as to 91 percent of Fibernet's issued shares and had declared the offer unconditional and thereby taken control of Fibernet. We expect to acquire Fibernet, excluding its German business operations. Integration of the Fibernet business with that of GCUK is expected to be completed within the next 12 to 18 months.

Regulatory

BT has been working with the industry to implement the substantive changes resulting from OFCOM’s publication in September 2005 of its Telecoms Strategic Review and the related formal undertakings given by BT under the Enterprise Act. In addition to the structural and governance obligations with which BT is now substantially compliant, BT was required to develop a number of new wholesale products on an “Equivalence of Inputs” (“EoI”) basis. Under EoI, the Company, together with BT’s other competitors for communications services, expects to be granted access to information and processes equivalent to that which is offered to BT’s own downstream businesses.

The impact of the implementation of BT’s 21st Century Network continues to be assessed carefully by our business and we remain of the opinion that this is a positive step forward for the industry, and one which is supportive to the overall competitive environment. BT has established a committee structure known as 21CN and we are involved in a number of workstreams aimed at developing the framework that will govern future network service and system interworking between ourselves and BT.

In late March 2006, a new industry body known as NGN UK was established by OFCOM. The Company has become a member of this organization and is participating in key workstreams. This multi-lateral industry group is remitted to address the essential aspects of the future interworking of “next generation” IP networks, and will cover issues that are not purely BT focused. Following an initial period during which NGN UK completed its establishment and the development of a governance structure, work commenced in October 2006 to develop, at a high level, the basic commercial principles that will underpin both (i) the wholesale charging model for NGNs and (ii) the optimum model for physical interconnection points for the handover for termination of voice and data traffic.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as adopted by the European Union, the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2005 annual report on Form 20-F, as management believes there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three or nine months ended September 30, 2006. See “Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2005 annual report on Form 20-F.

Financial Relationships

We expect that we will, from time to time, upstream cash to our parent and other Group companies, subject to the restrictions in the covenants in the indenture governing our senior secured notes (the “Indenture”) and as permitted by English law.

Loans to Group Companies

Following the Company entering into the credit agreement, the Company made loans to Global Crossing Europe Limited (“GCE”) of US$30.4 million (approximately £17.1 million) in April 2006 as permitted under the Indenture. These loans were repaid in May 2006. Further loans of US$50.4 million (equivalent to £26.8 million as of September 30, 2006) were made in May 2006 after the expiration of the Annual Repurchase Offer. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow as permitted and defined under the Indenture and (ii) GCUK’S Eligible Excess Cash, defined in the Indenture as excess cash remaining after consummation of the Annual Repurchase Offer and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the senior secured notes.

Results of Operations for the three months ended September 30, 2005 and 2006

The following table summarizes our profit and loss accounts for the three months ended September 30, 2005 and 2006.

	Three Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£58,871	£60,413	£1,542	3%
Cost of sales	(33,495)	(36,470)	(2,975)	(9)%

Gross profit	25,376	23,943	(1,433)	(6)%

Operating expenses:
Distribution costs	(2,323)	(2,337)	(14)	(1)%
Administrative expenses	(9,635)	(13,126)	(3,491)	(36)%

	(11,958)	(15,463)	(3,505)	(29)%

Operating profit	13,418	8,480	(4,938)	(37)%
Finance revenue	160	335	175	109%
Finance charges	(10,505)	(4,266)	6,239	59%
Tax charge	(1,923)	(457)	1,466	76%

Profit for the period	£1,150	£4,092	£2,942	NM

NM—not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£54,175	£54,963	£788	1%
Carrier data	4,339	4,195	(144)	(3)%

	58,514	59,158	644	1%
Carrier voice	232	1,130	898	NM

Revenue from third party customers	58,746	60,288	1,542	3%
Revenue from group companies	125	125	—	0%

Revenue from customers	£58,871	£60,413	£1,542	3%

NM—not meaningful

Revenues for the third quarter of 2006 increased by 3% compared with the third quarter of 2005. This was primarily due to additional revenues from the British Council and MTS contracts and from other recently signed contracts such as the Crown Prosecution Service. These gains were offset by (i) the continuing run off of contract losses with HMRC and the DWP, and (ii) pricing reductions for certain telecommunication services. We also experienced growth in carrier voice revenue as a result of increased sales volumes from new and existing customers, including contract novations from GCE.

Cost of Sales

	Three Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£16,199	£19,436	£3,237	20%
Customer-specific costs(1)	7,132	7,069	(63)	(1)%
Depreciation and amortization	5,833	5,836	3	0%
Third-party maintenance	4,331	4,129	(202)	(5)%

	£33,495	£36,470	£2,975	9%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased in the third quarter of 2006 compared with the same period in 2005, primarily due to an increase in cost of access. This increase is the result of (i) the inclusion of certain one-time benefits in 2005 relating to lower pricing for access circuits and the resolution of a dispute relating to mobile phone charges, and (ii) additional costs associated with the increase in sales volume.

Operating Expenses

Administrative Expenses. The increase in our administrative expenses in the third quarter of 2006 compared with the same period in 2005 is primarily due to the inclusion in the third quarter of 2005 of (i) a £3.0 million credit relating to the intercompany management fee (comprising costs charged under the corporate services and shared service agreement) and (ii) a reduction in accrual in 2005 following a lower Scottish rates assessment than had previously been charged within office expenses and facilities costs. This was partially offset by current year reductions in staff costs and professional fees. The reduction in staff costs is due to the reduction of the 2006 annual bonus program accrual to £nil and accruing other performance based compensation plans at a significantly lower rate than in 2005. The reduction in professional fees arises through the inclusion in the third quarter of 2005 of costs relating to our increased reporting requirements and the completion of the registered exchange offer, some of which were one-off in nature.

Finance Charges, net. The decrease in finance charges, net, in the third quarter of 2006 compared with the same period in 2005 was primarily due to (i) a favorable exchange rate movement on the senior secured notes resulting in an unrealized £2.9 million gain on foreign exchange in the three months ended September 30, 2006 against an unrealized £2.9 million loss in the three months ended September 30, 2005, and (ii) finance revenue on the intercompany loans with GCE (see “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information).

Results of Operations for the nine months ended September 30, 2005 and 2006

The following table summarizes our profit and loss accounts for the nine months ended September 30, 2005 and 2006.

	Nine Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£179,708	£178,905	£(803)	(0)%
Cost of sales	(104,119)	(107,186)	(3,067)	(3)%

Gross profit	75,589	71,719	(3,870)	(5)%

Operating expenses:
Distribution costs	(7,597)	(7,563)	34	0%
Administrative expenses	(36,814)	(40,364)	(3,550)	(10)%

	(44,411)	(47,927)	(3,516)	(8)%

	Nine Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Operating profit	31,178	23,792	(7,386)	(24)%
Finance revenue	792	1,523	731	92%
Finance charges	(32,637)	(11,864)	20,773	64%
Tax (charge)/benefit	(1,033)	1,643	2,676	NM

(Loss) / profit for the period	£(1,700)	£15,094	£16,794	NM

NM—not meaningful

Discussion of all significant variances

Revenue

	Nine Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£165,941	£163,085	£(2,856)	(2)%
Carrier data	12,330	12,207	(123)	(1)%

	178,271	175,292	(2,979)	(2)%

Carrier voice	1,063	3,239	2,176	NM

Revenue from third party customers	179,334	178,531	(803)	(0)%
Revenue from group companies	374	374	—	0%

Revenue from customers	£179,708	£178,905	£(803)	(0)%

NM—not meaningful

We achieved a similar level of revenue in the nine months ended September 30, 2006 compared with the same period in 2005, with additional revenues from the British Council and MTS contracts and from other recently signed contracts such as the Crown Prosecution Service being offset by (i) the continuing run off of contract losses with HMRC and the DWP, (ii) previously disclosed cessation of the contract with Royal Bank of Scotland and (iii) pricing reductions for certain telecommunication services. We also experienced growth in carrier voice revenue as a result of increased sales volumes from new and existing customers including, contract novations from GCE.

Cost of Sales

	Nine Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£54,232	£57,297	£3,065	6%
Customer-specific costs(1)	20,969	20,335	(634)	(3)%
Depreciation and amortization	15,596	16,860	1,264	8%
Third-party maintenance	13,322	12,694	(628)	(5)%

	£104,119	£107,186	£3,067	3%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased in the nine months ended September 30, 2006 compared with the same period in 2005, primarily due to increases in cost of access and depreciation and amortization. The increase in cost of access is for the reasons described above within the analysis for the three months ended September 30, 2006. The increase in depreciation and amortization was as a result of a one time reduction in depreciation in the second quarter of 2005 following the return of assets previously held under a finance lease to Network Rail. This increase in cost of sales is partially offset by a reduction in customer specific costs and third party maintenance, primarily due to contractual reductions.

Operating Expenses

Administrative Expenses. The increase in our administrative expenses in the nine months ended September 30, 2006 compared with the same period in 2005 was primarily due to (i) a one time £4.1 million gain in 2005 resulting from the release of a finance lease obligation related to assets returned to Network Rail, (ii) a £3.0 million credit relating to the intercompany management fee (comprising costs charged under the corporate services and shared service agreement) received in 2005 and (ii) a reduction in accrual in 2005 following a lower Scottish rates assessment than had previously been charged within office expenses and facilities costs. This was partially offset by current year reductions in staff costs and professional fees for the reasons noted above within the analysis of the three months ended September 30, 2006.

Finance Charges, net. The decrease in finance charges, net, in the nine months ended September 30, 2006 compared with the same period in 2005 was primarily due to (i) a favorable exchange rate movement on the senior secured notes resulting in an unrealized £9.4 million gain on foreign exchange in the nine months ended September 30, 2006 against an unrealized £9.7 million loss in the nine months ended September 30, 2005, and (ii) finance revenue on the intercompany loans with GCE (see “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information).

Taxation

During the nine months ended September 30, 2006, we recognized a £2.1 million increase in our deferred tax asset due to sufficient positive evidence of the future realization of our tax assets, which had been created by prior years’ losses. A current period tax charge of £0.5 million has also been recorded, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

Liquidity and Capital Resources

Financial Condition and liquidity

At September 30, 2006, our available liquidity consisted of £28.4 million of unrestricted cash and cash equivalents.

Our liquidity requirements arise primarily from capital expenditure, interest expense, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. We expect that we will, from time to time, upstream cash to our parent and other group companies. In view of the losses that we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent are likely to be by way of intercompany loans. The terms of any intercompany loan made by us to our parent or its subsidiaries will be determined by our board of directors, in light of our ongoing liquidity requirements, the restrictions in the covenants in the Indenture and the requirements of English law. See “Relationships with our Parent Company and its Affiliates – Loans to Group Companies” under this item for a description of intercompany debt arrangements made by us with our parent and other group companies.

As required by the Indenture, within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Designated GCUK

Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006 with no tenders of the senior secured notes.

As of September 30, 2006, the Company estimates that it will offer to purchase for cash up to approximately £2.9 million in principal amount of the senior secured notes under the Annual Repurchase Offer for the 12 months ended December 31, 2006. Any such offer is required to be made within 120 days of such date.

During the second quarter of 2006, GCL completed concurrent public offerings of common stock and convertible senior notes for total gross proceeds of US$384 million. GCL intends to use the proceeds from these offerings for general corporate purposes, which may include the acquisition of assets or businesses that are complementary to its existing business. In addition, during the second quarter of 2006, GCL entered into a working capital facility providing for up to US$55 million in loans and letters of credit (subject to various limits on availability) to fund GCL’s ongoing working capital requirements. Initial advances under this facility (excluding the May 10, 2006, advance of $1 million representing an upfront fee “rolled” into the facility) are subject to certain closing conditions. However, the facility was amended in the third quarter of 2006 to allow for the issuance, in the sole discretion of the lenders, of letters of credit prior to the satisfaction of all such conditions and without previously existing cash collateralization requirements and $11 million of commercial letters of credit were issued on this basis during the third quarter. GCL has disclosed that it expects its operations to generate positive cash flow at some point in time during the fourth quarter of 2006.

Indebtedness

At September 30, 2006, we had £200.6 million of outstanding indebtedness relating to the senior secured notes. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, in our 2005 annual report on Form 20-F, for a description of the senior secured notes. We are in compliance with all covenants in the Indenture.

Cash Flow activity for the nine months ended September 30, 2006

The following table is a summary of our consolidated statements of cash flows:

	Nine Months Ended September 30,
	2005	2006	Change	% Change
	(in thousands)
Net cash provided by operating activities	£24,068	£26,017	£1,949	8%
Net cash used in investing activities	(6,322)	(38,616)	(32,294)	NM
Net cash used in financing activities	(4,761)	(3,876)	885	(19)%

Net increase/(decrease) in cash and cash equivalents	£12,985	£(16,475)	£(29,460)	NM

NM—not meaningful

Net Cash Flow from operating activities

Net cash provided by operating activities was £24.1 million and £26.0 million, respectively, for the nine months ended September 30, 2005 and 2006. The increase was primarily the result of the favorable movement in working capital offset by the change in profit after adding back certain non-cash items. Changes in operating working capital were £(11.5) million and £6.0 million for the nine months ended September 30, 2005 and 2006, respectively. Changes in operating working capital are subject to significant variability from quarter to quarter depending on the timing of operating cash receipts and payments together with customer billing cycles and supplier invoicing. We incur interest expenditure on our finance leases and senior secured notes. Interest expenditure fluctuates from period to period as additional assets are covered by our finance leases and as the current portion of finance leases expire.

Net Cash Flow from investing and financing activities

During the nine months ended September 30, 2006, capital expenditure increased by £6.3 million when compared to the same period in 2005 primarily due to requirements under the security accreditation of our Customer Network Operations Centre, the fit-out of our London head office, the installation of SAP, the upgrade of our operator services platform and the capital expenditure associated with the delivery of the Vodafone contract.

The Company made net loans to GCE of US$50.4 million (equivalent to £26.8 million as at September 30, 2006) during this nine month period. See “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information.

Finance Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At September 30, 2006, the total liability under the Network Rail lease was £20.7 million, a decrease in our liability of £1.7 million during the nine months ended September 30, 2006. The other finance leases have a total liability of £7.0 million outstanding and include voice equipment supporting various customers in addition to our own private branch exchanges. Obligations under finance leases are recognized in current and non current liabilities.

Contractual Obligations

Our contractual cash commitments as at September 30, 2006 are as follows:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Debt obligations(1)	£26,336	£46,783	£47,489	£285,970	£406,578
Finance lease and hire purchase obligations	9,648	12,253	6,134	8,590	36,625
Operating lease obligations	14,531	25,597	16,592	46,362	103,082
Purchase obligations(2)	48,991	46,316	14,218	17,689	127,214
Pension obligations	920	1,871	1,912	4,477	9,180

	£100,426	£132,820	£86,345	£363,088	£682,679

(1)	The amounts presented include both principal and interest. The principal repayment of the notes of approximately £200.6 million includes £2.9 million and £197.7 million in the “Less than one year” and “More than 5 years” sections of the table, respectively. The £2.9 million represents the portion of the operating cash flow that we expect to offer the holders of the notes within 120 days of December 31, 2006. As the operating cash flows will vary from period to period we have not predicted early purchases of the notes beyond 2007. The US$200.0 million principal has been translated for all periods at the September 30, 2006 rate of 1.8765 US dollars to one pound sterling. The US dollar interest for the remainder of the swap life, being 3.3 years, has been calculated using the swap rate of 1.945 US dollars for one pound sterling. The US dollar interest included thereafter has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.8274 US dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.
(2)	Amounts represent contractual commitments to third parties to purchase network access services (£58.3 million), the undiscounted value of rental payments for restructured properties (£33.5 million), maintenance services for portions of our network (£23.1 million) and other purchase commitments (£12.3 million).

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Although not currently required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report on Form 6-K, management, with the participation of our Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. As part of this review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group, including ourselves, as discussed in GCL’s annual report on Form 10-K. We also considered control matters which had arisen in 2005 as described in our 2005 annual report on Form 20-F. Based upon this review, we have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of September 30, 2006 due to deficiencies in internal control over financial reporting. These deficiencies, which were previously identified as a material weakness in internal control over financial reporting as of December 31, 2005 in our 2005 annual report on Form 20-F, can be summarized as a failure to maintain appropriate controls over the calculating, recording and reporting of depreciation expense. Please see our 2005 annual report on Form 20-F for a further description of this material weakness and a description of our remediation plan. Although we have taken substantially all the measures that we believe are needed to remediate the material weakness, as explained below, we do not expect to complete our assessment of these control enhancements until prior to filing our 2006 annual report on Form 20-F and we do not believe that, as of September 30, 2006, the new measures had been in operation for a sufficient period of time to ensure remediation of the previously identified material weakness related to our IFRS financial statements and our standalone US GAAP financial statements.

We have taken the following measures to remediate the material weakness as described above:

•	Implemented additional management review procedures, and analytical review procedures, to help ensure the validity of the depreciation expense amounts calculated.

•	Implemented an SAP enterprise software application and database as the financial system of record with effect from January 1, 2006, thus substantially reducing reliance on manual spreadsheets, including those related to depreciation charges.

•	Adopted IFRS as our basis of financial reporting, effective beginning with our 2005 annual report Form 20-F. As noted in Note 31 of our 2005 annual report Form 20-F, we have availed ourselves of an exemption under IFRS whereby our fixed assets at the transition date to IFRS are stated at fair value. Accordingly, the carrying value of our asset base is now substantially identical for purposes both of our standalone reporting under IFRS and our parent’s consolidated reporting under US GAAP, thereby simplifying and further automating our control environment around fixed assets and depreciation expense from 31 December 2005.

Changes in Internal Control over Financial Reporting

During the third quarter of 2006, there were no material changes in our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Phil Metcalf
Name:	Phil Metcalf
Title:	Managing Director

Date: December 8, 2006